

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2021

David Johnson
Chief Executive Officer
Enveric Biosciences, Inc.
4851 Tamiami Trail N, Suite 200
Naples, FL 34103

      Re: Enveric Biosciences, Inc.
          Registration Statement on Form S-3
          Filed July 2, 2021
          File No. 333-257690

Dear Mr. Johnson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennifer Angelini at 202-551-3047 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing

cc: Rick A. Werner